OPTION TO SPLIT FLEXIBLE PREMIUM JOINT SURVIVORSHIP VARIABLE LIFE POLICY UPON FEDERAL TAX LAW
CHANGE RIDER

In this rider, "we", "our" and "us" mean Equitable Variable Life Insurance Company. "You" means the Owner of the policy at the time an Owner's right is exercised.

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THIS RIDER'S BENEFIT. This rider gives you the right to exchange this policy for an individual life policy on the life of each Insured without evidence of insurability if the Federal Tax Law is changed and results in (a) the reduction in the unlimited Federal Estate Tax marital deduction provision; or (b) a reduction in the maximum Federal Estate Tax bracket rate to a rate below 25%.

To exercise this option, a policy on the life of each Insured must be applied for and issued.

CONDITIONS FOR EXCHANGE. The following conditions must be met in order to make the exchange:

1. Both Insureds must be living on the exchange date.

2. You must request the exchange in writing within six months of the first enactment date of either Federal Tax Law change described above. The Owner of each new policy must have an insurable interest in the Insured. If this policy is assigned, the assignee must consent to the exchange.

3. This policy must be in effect on the exchange date.

4. We must receive payment of the first premium for each new policy on or before the Register Date of each new policy.

THE NEW POLICY. The face amount of each new policy will be determined such that the initial death benefit will be at least equal to one half of the death benefit of this policy less any outstanding loan and loan interest on the date of exchange. One half of the net cash surrender value of this policy will be applied toward the initial premium on each of the new policies.

The Register Date of the new policy will be the date of exchange. Premiums for the new policy will be based on our rates then in effect. They will be for each Insured's then attained insurance age and for the same class of risk that the Insured was classified under this policy.

You may choose that the new policy be on any level premium plan of insurance for which it qualifies under our rules then in effect. You may not choose a policy of term insurance, one that includes term insurance or one that provides insurance on more than one life. If either Insured does not qualify for an individual policy under our rules then in effect, this option may not be exercised and the rider will terminate.

You may ask that additional benefit riders be included in each new policy. The issue of any rider will require our consent and evidence of insurability satisfactory to us.

GENERAL. This rider is part of the policy. It has no cash or loan value. There is no charge for the rider. This rider terminates a) on the policy anniversary nearest the older insured's 86th birthday, b) on the date of death of the first of the Insureds to die or, c) if the insurance under the policy terminates. When this option is exercised, this Flexible Premium Joint Survivorship Variable Life policy is terminated.

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY


/s/ Molly K. Heines                             /s/ Joseph J. Melone

              Vice President                                  Chairman and Chief
              and Secretary                                   Executive Officer

R92-210 Option to Split Flexible Premium Joint Survivorship Variable Life Policy Upon Federal Tax Law Change